UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

HUYA Inc.

(Name of Issuer)

Class A Ordinary Shares, par value, $0.0001 per share

(Title of Class of Securities)

44852D108**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 44852D108 has been assigned to the American Depositary Shares of the Issuer, which are quoted on the New York Stock Exchange under the symbol “HUYA.” Each American Depositary Share represents one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 2 of 7 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,012,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,012,054
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,012,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 3 of 7 pages

1	NAME OF REPORTING PERSONS Linen Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 112,012,054
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 112,012,054
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,012,054
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 4 of 7 pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on April 10, 2020, (as amended to date, the “Schedule 13D”), relating to the Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), and American depositary shares, each representing one Class A Ordinary Share (“HUYA ADSs”), of HUYA Inc., a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2. Identity and Background

Schedule A (attached hereto) is hereby amended and restated in its entirety and Item 2(d)-(e) of the Schedule 13D is hereby restated in its entirety as follows:

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Merger Termination Agreement

On July 12, 2021, the Issuer, Merger Sub, Douyu and Nectarine entered into a termination agreement (the “Merger Termination Agreement”), pursuant to which the Merger Agreement and Plan of Merger, dated October 12, 2020, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated.

Share Transfer Termination Agreement

On July 12, 2021, Linen Investment, All Worth and Oriental Luck entered into a termination agreement (the “Share Transfer Termination Agreement”), pursuant to which the Share Transfer Agreement, dated October 12, 2020, was terminated.

The foregoing descriptions of the Merger Termination Agreement and the Share Transfer Termination Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreement, which are attached hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent is the parent company of Linen Investment. Tencent may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 112,012,054 Class A Ordinary Shares issuable upon conversion of 112,012,054 Class B Ordinary Shares held of record by Linen Investment, representing 57.2% of the total Class A Ordinary Shares.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 5 of 7 pages

The beneficial ownership percentage above is calculated based on the total Class A Ordinary Shares issued and outstanding of 83,885,509 as of March 31, 2021 publicly disclosed in the current report on Form 6-K of the Issuer filed with the SEC on May 18, 2021, as well as the Class A Ordinary Shares issuable upon conversion of Class B Ordinary Shares held of record by Linen Investment.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

To the knowledge of the Reporting Persons, none of the Related Persons beneficially owns any Class A Ordinary Shares.

(c) Except as described in Item 4 above, during the past 60 days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the Class A Ordinary Shares.

(d) Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule D is hereby amended and supplemented by adding the following:

Item 4 above summarizes certain provisions of the Merger Termination Agreement and the Share Transfer Termination Agreement and is incorporated herein by reference. A copy of each of these agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 6 of 7 pages

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

11	Merger Termination Agreement, dated July 12, 2021, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and, solely for the limited purposes set forth therein, Nectarine Investment Limited (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K filed by HUYA Inc. with the SEC on July 12, 2021)

12	Share Transfer Termination Agreement, dated July 12, 2021, by and between Linen Investment Limited, All Worth Limited and Oriental Luck International Limited

CUSIP No. 44852D108	SCHEDULE 13D/A	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2021

TENCENT HOLDINGS LIMITED

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

LINEN INVESTMENT LIMITED

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

[Signature Page to Schedule 13D/A – HUYA Inc.]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

Name	Present Principal Employment	Citizenship
David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Linen Investment Limited

The names of the directors and the names and titles of the executive officers of Linen Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Nectarine Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A